                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)

                                   SIRVA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   82967Y 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               MATTHEW L. FESHBACH
                              MLF INVESTMENTS, LLC
                        455 N. Indian Rocks Road, Suite B
                         Belleair Bluffs, Florida 33770
                                  727-450-4950
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 23, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

----------------
      (1)   The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 2 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   12,460,865 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              12,460,865 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,460,865 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,666  and  204,333  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P. and MLF Partners 100, L.P., respectively.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 3 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,957,185 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,957,185 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,957,185 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 4,795,666 shares of common stock issuable upon conversion of the 8%
    convertible  perpetual  preferred  stock  of the  Issuer  (the  "Convertible
    Preferred Stock") held by MLF Offshore Portfolio Company, L.P.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 4 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,957,185 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,957,185 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,957,185 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 4,795,666 shares of common stock issuable upon conversion of the 8%
    convertible  perpetual  preferred  stock  of the  Issuer  (the  "Convertible
    Preferred Stock") held by MLF Offshore Portfolio Company, L.P.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 5 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Partners 100, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   503,680 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              503,680 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    503,680 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  204,333 shares of common stock issuable upon  conversion of the 8%
    convertible  perpetual  preferred  stock  of the  Issuer  (the  "Convertible
    Preferred Stock") held by MLF Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 6 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   12,460,865 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              12,460,865 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,460,865 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,666  and  204,333  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P. and MLF Partners 100, L.P., respectively.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 7 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   12,460,865 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              12,460,865 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,460,865 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,666  and  204,333  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P. and MLF Partners 100, L.P., respectively.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 8 of 12 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   12,460,865 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              12,460,865 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,460,865 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,666  and  204,333  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P. and MLF Partners 100, L.P., respectively.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 9 of 12 Pages
------------------------                                  ----------------------

      The  following  constitutes  Amendment  No.  6  ("Amendment  No.  6") to
Schedule  13D, as amended to date,  filed by the  undersigned  (the  "Schedule
13D").  Except as  specifically  amended by this Amendment No. 6, the Schedule
13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows:

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of August 31, 2007, MLF Offshore owned 7,161,519 Shares and Convertible
Preferred Stock convertible into an additional  4,795,666 Shares.  The aggregate costs  of such  Shares  and  Convertible  Preferred  Stock  is  $40,831,733  and
$14,387,348,   respectively.   The  funds  used  to  purchase  such  Shares  and
Convertible Preferred Stock came from the working capital of MLF Offshore.

      As of  August  31,  2007,  MLF  Partners  100  owned  299,347  Shares  and
Convertible  Preferred Stock convertible into an additional  204,333 Shares. The aggregate costs of such Shares and Convertible Preferred Stock is $1,738,372 and
$612,652,  respectively.  The funds used to purchase such Shares and Convertible
Preferred Stock came from the working capital of MLF Partners 100.

Items 5(a) and (b) are hereby amended in their entirety as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named  herein  is  based  upon  78,964,515  Shares,  which is the sum of (i) the
73,964,515 Shares  outstanding as of August 1, 2007, as reported in the Issuer's
Quarterly  Report  on Form  10-Q,  as filed  with the  Securities  and  Exchange
Commission  on August  9, 2007 and (ii) the  5,000,000  Shares  issuable  to MLF
Offshore and MLF Partners 100 upon the conversion of the  Convertible  Preferred
Stock.

                  As of the close of  business on August 31,  2007,  (i) each of
Mr. Feshbach,  MLFI, MLF Holdings, and MLF Capital beneficially owned 12,460,865
Shares  (including  4,795,666  Shares  and  204,333  Shares  issuable  upon  the conversion of Convertible  Preferred Stock held by MLF Offshore and MLF Partners
100, respectively),  constituting approximately 15.8% of the Shares outstanding,
(iii) each of MLF Offshore and MLF Cayman  beneficially  owned 11,957,185 Shares
(including   4,795,666  Shares  issuable  upon  the  conversion  of  Convertible
Preferred  Stock  held by MLF  Offshore  convertible  within 60 days of the date hereto),  constituting  approximately 15.1% of the Shares outstanding,  and (iv)
MLF Partners 100  beneficially  owned 503,680 Shares  (including  204,333 Shares issuable upon the conversion of Convertible Preferred Stock held by MLF Partners
100 convertible within 60 days of the date hereto),  constituting  approximately
0.6% of the Shares outstanding.

                  (b) Each of Mr. Feshbach,  MLFI, MLF Holdings, MLF Capital and
Mr.  Feshbach  shares  the power to vote and  dispose  or to direct the vote and disposition of 12,460,865 Shares, or 15.8% of the Shares outstanding.

                  Each of MLF Offshore  and MLF Cayman  shares the power to vote and dispose or to direct the vote and disposition of 11,957,185 Shares, or 15.1%
of the Shares outstanding. MLF Partners 100 shares the power to vote and dispose or to direct the vote and disposition of 503,680  Shares,  or 0.6% of the Shares outstanding.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 10 of 12 Pages
------------------------                                  ----------------------

Item 5(c) is hereby amended to add the following:

      The table below lists the  transactions  effected through the open market, unless otherwise  noted, by the Reporting  Persons since the filing of Amendment
No. 5 to the Schedule 13D.

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock        Price Per Share ($)                 Date of
          Acquired                                             Purchase/Sale
--------------------------------------------------------------------------------
          119,617                      1.3468                     08/01/07
--------------------------------------------------------------------------------
          349,541                        (1)                      08/23/07
--------------------------------------------------------------------------------
(1) Shares  received as interest  payments in  accordance  with the terms of the
Amended Notes.

In  addition,  on August  23,  2007,  MLF  Offshore  received  14,387  shares of
Convertible  Preferred Stock,  convertible into 4,795,666 Shares, as a result of the Conversion  Event further  described in Item 6 below.  Such Shares have been previously disclosed in prior amendments to the Schedule 13D.

MLF PARTNERS 100, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock        Price Per Share ($)                 Date of
    Acquired/(Disposed)                                        Purchase/Sale
--------------------------------------------------------------------------------
            5,383                      1.3468                     08/01/07
--------------------------------------------------------------------------------
            9,425                        (1)                      08/23/07
--------------------------------------------------------------------------------
(1) Shares  received as interest  payments in  accordance  with the terms of the
Amended Notes.

In  addition,  on August 23,  2007,  MLF  Partners  100  received  613 shares of
Convertible Preferred Stock, convertible into 204,333 Shares, as a result of the
Conversion  Event  further  described  in Item 6 below.  Such  Shares  have been previously disclosed in prior amendments to the Schedule 13D.

Item 6 is hereby amended to include the following:

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER

                  On August 23, 2007 the Issuer  received  stockholder  approval for the  conversion  of the  Amended  Note into  75,000  shares of the  Issuer's
Convertible  Preferred  Stock (the  "Conversion  Event").  MLF  Offshore and MLF
Partners 100 were issued 14,387 and 613 shares of Convertible  Preferred  Stock, respectively,  upon the Conversion  Event.  The shares of Convertible  Preferred
Stock issued to MLF Offshore  and MLF Partners 100 are  immediately  convertible into Common Stock at a rate of  conversion of 333 and 1/3 shares of Common Stock for each share of Convertible  Preferred  Stock, for a total of 4,795,666 Shares and 204,333 Shares, respectively.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 11 of 12 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 12 of 12 Pages
------------------------                                  ----------------------

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS 100, L.P.

                                    By:    MLF Capital Management, L.P.
                                    Title: General Partner

                                    By:    MLF Holdings, LLC
                                    Title: General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member